SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 33-88594 and 33-39671

KYOCERA RETIREMENT SAVINGS

AND

STOCK BONUS PLAN

8611 Balboa Avenue

San Diego, California 92123

(Full title and address of the Plan)

KYOCERA CORPORATION

6 Takeda Tobadono-Cho

Fushimi-Ku

KYOTO, JAPAN 612-8501

(Name and address of the Issuer)

Kyocera Retirement Savings and

Stock Bonus Plan

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

Kyocera Retirement Savings and Stock Bonus Plan

Index

December 31, 2017 and 2016

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator

Kyocera Retirement Savings and Stock Bonus Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ SQUAR MILNER LLP

We have served as the Plan’s auditor since 2011.

San Diego, California

June 29, 2018

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets

Cash and cash equivalents	$83,088	$178,702

Investments at fair value (Note 3):	214,289,947	184,768,563

Receivables:
Notes receivable from participants	3,291,610	3,503,394
Other receivable	3,562	3,075

Total receivables	3,295,172	3,506,469

Total assets	217,668,207	188,453,734

Net assets available for benefits	$217,668,207	$188,453,734

See the accompanying notes to the financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2017 and 2016

	2017	2016
Additions
Investment income:
Net appreciation in fair value of investments	$31,988,214	$11,663,270
Dividends	1,847,382	1,558,759

Total investment income	33,835,596	13,222,029

Interest income on notes receivable from participants	150,816	151,445

Contributions:
Participants	8,048,570	7,614,601
Employer	1,754,418	1,927,846

Total contributions	9,802,988	9,542,447

Total additions	43,789,400	22,915,921

Deductions
Benefit payments	14,475,178	15,695,382
Administrative expenses	99,749	86,636

Total deductions	14,574,927	15,782,018

Net increase in net assets	29,214,473	7,133,903

Net assets available for benefits
Beginning of year	188,453,734	181,319,831

End of year	$217,668,207	$188,453,734

See the accompanying notes to the financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of Plan

The following description of the Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The Plan is a defined contribution plan covering employees of Kyocera International, Inc. (“KII”) and subsidiaries (the “Plan Sponsor”). Each current employee who has attained the age of 21 years is eligible to participate as of the date coincident with or immediately following his employment commencement date.

Plan Administration

Transamerica Retirement Solutions (“Transamerica”) is the executor, record keeper, custodian and a trustee of the Plan. Transamerica maintains and invests Plan assets on behalf of the Plan.

Contributions

Employees may contribute from 1 percent to 100 percent of pre-tax annual compensation, as defined by the Plan, subject to an annual limitation as provided in Internal Revenue Code (“IRC”) Section 415(d). The Plan Sponsor may make discretionary contributions in such amounts as may be determined by the Plan Sponsor’s Board of Directors each plan year. The Plan Sponsor made matching contributions of 50 percent of participant contributions to all investment choices up to 5 percent of the participant eligible compensation in 2017 and 2016.

Employee rollover contributions made for 2017 and 2016 were approximately $648,614 and $226,461, respectively, which are included in participants contributions in the accompanying Statements of Changes in Net Assets Available for Benefits.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Plan Sponsor’s contributions, and (c) an allocation of the Plan’s investment income or losses. Allocations of investment income or losses within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own contributions and earnings thereon. Plan Sponsor matching contributions are vested as follows:

Years of Service	% Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of Plan (continued)

Notes Receivable from Participants

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of their account balance up to $50,000. The term of the loan is not to exceed 20 years for mortgage loans or five years for nonmortgage loans. The loans are collateralized by the balance in the participant’s account. Loans bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. The range of rates within the loan portfolio was 4.25% to 9.50% during 2017. Principal and interest are paid ratably through payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

The payment of benefits can be made upon retirement, termination of the Plan, death, termination of employment, or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant’s account.

Distributions from the Plan are based on vested account values as of the earliest valuation date following a participant’s separation from service date. Normal withdrawals can be made after age 59-1/2. Withdrawals before age 59-1/2 can be made for reasons of disability, termination of employment, severe financial hardship or in the event of the employee’s death. Withdrawals other than normal withdrawals are subject to excise taxes, as defined by IRS regulations.

Forfeited Accounts

Forfeited, nonvested account balances are used to reduce the Plan Sponsor’s contributions. Forfeited, nonvested accounts included in Investments in the Statements of Net Assets Available for Benefits totaled $16,757 and $86,219 as of December 31, 2017 and 2016, respectively.

For 2017 and 2016, employer contributions were reduced by $191,246 and $32,641, respectively, from forfeited accounts.

Investments

Upon enrollment in the Plan, a participant may direct their contributions into any of the investment options offered by the Plan in 1 percent increments. The investment options offered by the Plan are as follows:

American Beacon Mid Cap Value Inv - Multi-manager fund seeking long-term capital appreciation and current income primarily through investments in mid-market capitalization U.S. stocks.

American Funds EuroPacific Growth R6 - The American Funds EuroPacific Growth R6 fund invests in stocks of non-U.S. companies which appear to offer above-average growth potential. Its objective is long-term growth of capital.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of Plan, Investments (continued)

American Funds Fundamental Investor R6 - The American Funds Fundamental Investor R6 fund invests primarily in stocks of well-managed growth companies. Its objective is to have consistent capital appreciation over the long-term.

BlackRock Equity Dividend I - The BlackRock Equity Dividend I fund invests primarily in stocks of companies with large capitalizations. Securities are selected on the basis of fundamental value. Its objective is growth of capital; income is secondary.

Brown Capital Management Small Company Inv - The Brown Capital Management Small Company Inv fund invests in common stocks issued by companies with revenues of $250 million or less. Its objective is long-term capital growth; income is secondary.

Invesco Stable Value Fund - Invesco Stable Value Fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions. Its primary objective is to preserve principal while seeking a high level of current income.

JPMorgan Large Cap Growth A - The JPMorgan Large Cap Growth A invests in common stock of large, well-established companies. Its objective is long-term capital appreciation and growth of income.

Kyocera ADR Stock - Contributions to the Kyocera American Depository Receipts (“ADR”) Stock are invested in ADR’s of Kyocera International, Inc.’s parent company, Kyocera Corporation.

MassMutual Select Mid Cap Gr Eq II R5 - The MassMutual Select Mid Cap Gr Eq II R5 Fund invests primarily in equity securities of mid-capitalization companies that the fund’s subadvisors believe offer the potential for long-term growth.

Oakmark Equity & Income I - The Oakmark Equity & Income I fund invests in a diversified portfolio of stocks and bonds. Its objective is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

PIMCO Total Return D - PIMCO Total Return D invests primarily in investment grade debt. Its objective is total return consistent with capital preservation.

Vanguard Institutional Index - The Vanguard Institutional Index fund invests in large capitalization stocks. Its objective is to provide income and growth equal to or greater than the Standard & Poor’s 500 stock index.

Vanguard Mid Cap Index Instl - The Vanguard Mid Cap Index Instl fund primarily invests in equity securities of mid-size US companies. It seeks to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of stocks of mid-size US companies.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of Plan, Investments (continued)

Vanguard Small Cap Index Adm - The Vanguard Small Cap Index Adm fund invests primarily invests in equity securities of smaller US companies. It seeks to track the performance of the MSCI US Small Cap 1750 Index, a broadly diversified index of stocks of smaller US companies.

Wells Fargo Special Small Cap Value Fund - The Wells Fargo Special Small Cap Value Fund invests at least 80% of the Fund’s net assets in equity securities of small-capitalization companies as defined by the Russell 2000 index. Its objective is to invest in companies that are significantly undervalued with potential for above average growth and below average risk.

In addition to the investment options noted above, the participants may invest in four Pooled Investment Choices (“PIC”) which consist of a specific investment mix of the investment funds noted above. The Oakmark Equity & Income I Fund and all of the Vanguard index funds are not included in the investment mix of the PIC. Each PIC is based on an investment strategy predetermined by the Plan Administrator, as follows:

Current Income – This option strives for growth with little risk through investments mostly in conservative mutual funds and fixed income securities.

Growth Income – This option emphasizes growth in stock values but also expects current income.

Long-Term Growth – This option is aimed at capital appreciation through long-term growth in stock value.

Preservation of Capital – This option seeks to achieve low risk with a conservative return on investments.

All investments in the Pooled Investment Choices noted above are reflected in the accompanying financial statements and supplemental schedule in the respective underlying mutual funds.

Plan Termination

Although it has not expressed any intent to do so, the Plan’s Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant’s account value, including that portion attributable to the Plan Sponsor’s matching contributions which would not otherwise be vested, becomes fully vested.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2017 and 2016

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Purchases and sales of investments are recorded on a trade-date basis. See Note 3 for discussion of fair value measurements.

Cash and Cash Equivalents

The Plan uses certain cash and cash equivalents which include non-interest bearing and interest-bearing bank accounts for which fair value measurements are all based on quoted prices for similar assets or liabilities. Such accounts are presented separately within Plan assets.

Income Recognition

Interest income is earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.

Payment of Benefits

Benefits are recorded when paid. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2017 and 2016.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor and are excluded from the Plan’s financial statements. Recordkeeping, custodial and other expenses relating to Plan administration are paid by the Plan and are included in administrative expenses in the accompanying Statements of Changes in Net Assets Available for Benefits. Investment related expenses are included in net appreciation in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from estimates.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2017 and 2016

2.	Summary of Significant Accounting Policies (continued)

Reclassifications

Certain amounts were reclassified in the prior-year ending December 31, 2016 in order to conform to the current-year’s presentation. Financial data and related measurements for money market accounts, formerly presented as investments, were moved to cash and cash equivalents and are no longer presented in the fair value hierarchy table.

3.	Fair Value Measurements

Accounting guidance has been issued that establishes a framework for measuring fair value. Such framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Classification within the hierarchy is determined based on the lower level input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016:

•	Mutual funds and common stock – Valued at fair value based on quoted market prices on the last business day of the year.

•	Stable Value Fund – The Invesco Stable Value Fund is a common/collective trust that holds synthetic guaranteed investment contracts and short-term securities. Units of the common/collective trust are stated at net asset value (“NAV”) as provided by the investment manager. The net asset value is used as a practical expedient to estimate fair value.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2017 and 2016

3.	Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value, on a recurring basis.

As of December 31, 2017

	Level 1	Level 2	Level 3	Total
Mutual Funds	$163,487,835	$—	$—	$163,487,835
Kyocera Corp. common Stock	18,491,161	—	—	18,491,161

Total Investments at fair value	181,978,996	—	—	181,978,996
Investments measured at NAV (a)	—	—	—	32,310,951

Investments at Fair Value	$181,978,996	$—	$—	$214,289,947

As of December 31, 2016

	Level 1	Level 2	Level 3	Total
Mutual Funds	$137,705,231	$—	$—	$137,705,231
Kyocera Corp. common Stock	14,886,552	—	—	14,886,552

Total Investments at fair value	152,591,783	—	—	152,591,783
Investments measured at NAV (a)	—	—	—	32,176,780

Investments at Fair Value	$152,591,783	$—	$—	$184,768,563

(a)	In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no transfers between levels of the fair value hierarchy during 2017 or 2016.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2017 and 2016

3.	Fair Value Measurements (continued)

Investments recorded at Net Asset Value per Share

The following table summarizes investments measured at net asset value per share as of December 31, 2017 and 2016.

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2017
Invesco Stable Value	$32,310,951	N/A	Daily	12 months

December 31, 2016
Invesco Stable Value	$32,176,780	N/A	Daily	12 months

4.	Tax Status

The Plan obtained its latest determination letter on August 18, 2003 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). On October 1, 2009, the Plan adopted a Transamerica (formerly known as Diversified) nonstandardized prototype plan agreement. The Plan Sponsor has obtained a copy of the IRS opinion letter which was issued to Transamerica for the nonstandardized prototype plan.

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress. The Plan’s income tax returns remain open for examination by applicable authorities, generally 3 years for federal and 4 years for state.

5.	Related Party and Party-in-Interest Transactions

Certain expenses of the Plan are paid for by the Plan Sponsor. The most significant of these costs paid by the Plan Sponsor are the salaries for the employees responsible for Plan administration. Fees paid to Transamerica by the Plan for administrative expenses amounted to $99,749 and $86,636 for the years ended December 31, 2017 and 2016, respectively. Plan investments include Kyocera Corporation common stock which is the stock of the Plan Sponsor’s parent and qualifies as party-in-interest transactions. Loans made to employees of the Plan Sponsor also qualify as party-in-interest transactions.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2017 and 2016

5.	Related Party and Party-in-Interest Transactions (continued)

Employees of the Plan Sponsor serve as the Trustees and Plan’s administrator and are participants in the Plan. These transactions qualify as party-in-interest transactions.

6.	Reconciliation of the Financial Statements to Form 5500

No reconciling items were noted between net assets available for benefits, as reported in the financial statements, and amounts reported in the Form 5500 as of and for the years ended December 31, 2017 and 2016.

7.	Subsequent Events

In accordance with FASB Accounting Standards Codification (“ASC”) 855-10, Subsequent Events, subsequent events have been evaluated by management through the day these financial statements were issued with the Securities and Exchange Commission.

Kyocera Retirement Savings and Stock Bonus Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

EIN: 94-1695243 Plan #002

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Invesco	Invesco Stable Value Fund	$—	$32,310,951
	BlackRock	BlackRock Equity Dividend I	—	19,603,207
*	Kyocera Corp.	Kyocera ADR Stock	—	18,491,161
	JPMorgan	JP Morgan Large Cap Growth A	—	18,420,774
	Vanguard	Vanguard Institutional Index	—	18,360,622
	Oakmark	Oakmark Equity & Income I	—	18,027,111
	American Funds	American Funds Europacific Growth R6	—	16,373,834
	PIMCO	PIMCO Total Return D	—	16,146,575
	Brown	Brown Capital Management Small Company Inv	—	13,067,457
	American Funds	American Funds Fundamental Investor R6	—	11,103,565
	American Beacon	American Beacon Mid Cap Value Inv	—	9,342,654
	MassMutual	MassMutual Select Mid Cap Gr Eq II R5	—	7,287,525
	Vanguard	Vanguard Mid Cap Index Instl	—	5,836,159
	Wells Fargo	Wells Fargo Special Small Cap Value Fund	—	5,324,192
	Vanguard	Vanguard Small Cap Index Adm	—	4,594,160

			—	214,289,947
*	Participants	Loans (interest rates and maturity dates range from 4.25% to 9.50% and January 2018 to April 2037, respectively)	—	3,291,610
	State Street Bank	Cash and cash equivalents	—	83,088
	Other Receivables	Accrued loan interest	—	3,562

			$—	$217,668,207

*	Indicates party-in-interest to the Plan.

Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.

**	Historical cost is not required as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Kyocera Retirement Savings and Stock Bonus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of San Diego, State of California, on June 29, 2018.

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

By:	KYOCERA INTERNATIONAL, INC.

By:	/s/ Theodore Engebretson
Theodore Engebretson, DVP Corporate Controller